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                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                                       SEC FILE NUMBER
                                                                                                                333-54992
                                                                                                    -----------------------------
                                                      FORM 12b-25                                             CUSIP NUMBER
                                                                                                               027904 10 1
                                             NOTIFICATION OF LATE FILING                            -----------------------------

(Check One):  |X| Form 10-KSB |_| Form 20-F |_| Form 11-K | | Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 2000
                       -----------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________________________________________________________
PART I -- REGISTRANT INFORMATION

            American Medical Alert Corp.
____________________________________________________________________________________________________________________________________
Full Name of Registrant


____________________________________________________________________________________________________________________________________
Former Name if Applicable

            3265 Lawson Boulevard
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

            Oceanside, New York  11572
____________________________________________________________________________________________________________________________________
City, State and Zip Code

                       PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;
  |x|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and
          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             PART III -- NARRATIVE
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State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.
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                                SEE ATTACHMENT A
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

             Howard M. Siegel                                 516                                    536-5850
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT B
====================================================================================================================================

                                                       American Medical Alert Corp.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 3, 2001                                                           By /s/ HOWARD M. SIEGEL
     ----------------------                                                     ---------------------------
                                                                                Howard M. Siegel, President
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                               ATTACHMENTS A AND B

PART III - NARRATIVE

The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters. As a result, the financial statements of the Registrant for the fiscal year ended December 31, 2000 and the notes thereto, have not yet been completed.

PART IV - OTHER INFORMATION

The earnings statements to be included in the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2000 as compared to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999 will reflect significant changes in the results of operations. The Registrant expects that, when its financial statements are finalized, it will report a net loss of approximately $500,000 for the year ended December 31, 2000 compared to net income of $875,559 for the year ended December 31, 1999.

The Registrant attributed the change in its results of operations to increases in: (i) costs of sales due, in part, to inventory shrinkage, the write-off of obsolete inventory, the redesign of the Company's model 800 PERS resulting in part from an expansion into geographic areas, including rural areas, where telephone line conditions would not support the Company's equipment and (ii) selling, general and administrative expenses due, in part, to legal costs associated with the Company's ongoing protest of the preliminary recommendation by the Human Resources Administration of the City of New York to award a contract for PERS services to another vendor, bad debt expense, hiring additional personnel to expand and enhance the Company's infrastructure and entry into additional markets. In addition, AMAC reported that it is not in compliance with certain covenants under its bank loan agreement. AMAC's management is working with its bank lender to identify, cure and/or waive covenants with which AMAC is not in compliance.